SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 1, 2005	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

2005 Third Quarterly Report

This announcement is published simultaneously in Shanghai pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

§1 IMPORTANT MESSAGE

1.1	Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all of its Directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

1.2	A board meeting (the “Meeting”) was convened on 27 October 2005 to consider and approve this announcement. All of the Company’s Directors attended the Meeting.

1.3	The financial statements of the Company’s third quarterly report have not been audited.

1.4	Mr. Rong Guangdao, Chairman and President of the Company, Mr. Han Zhihao, Director and Chief Financial Officer overseeing the accounting operations and Mr. Hua Xin, Finance Manager in charge of the Accounting Department hereby warrant the authenticity and completeness of the financial statements contained in the quarterly report.

§2 CORPORATE INFORMATION

2.1	Corporate Information

Shares Short Name:	(A Share)	(H Share)	SHI (ADR)
Shares Stock Code:	600688	338

	Secretary to the Board of Directors:		Securities representative:
Name:	Zhang Jingming		Tang Weizhong
Correspondence Address:	48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China		Suite B, 28/F, Huamin Empire Plaza, 728 West Yan’an Road, Shanghai, People’s Republic of China
Telephone:	86-21-57943143/52377880		86-21-52377880
Fax:	86-21-57940050/52375091		86-21-52375091
E-mail:	spc@spc.com.cn		tom@spc.com.cn

2.2	Financial Information

2.2.1	Major Accounting Data and Financial Indicators

			Currency: RMB

	As at the end of the reporting period	As at the end of the previous year	Increase / (decrease) as compared to the end of the previous year (%)
Total assets (’000)	27,936,481	28,757,089	-2.85
Shareholders’ equity (excluding minority interests) (’000)	19,211,243	18,902,281	1.63
Net assets value per share (RMB)	2.668	2.625	1.64
Adjusted net assets value per share (RMB)	2.666	2.623	1.64

	The reporting period	From the beginning of the year to the end of the reporting period	Increase / (decrease) as compared to the corresponding period of the previous year (%)
Net cash flows from operating activities (’000)	1,370,337	3,148,778	11.39
Earnings per share (RMB)	0.014	0.243	-90.91
Return on net assets (%)	0.512	9.104	decrease 5.658 percentage points
Return on net assets excluding non-recurring items (%)	0.483	9.714	decrease 6.270 percentage points

			Amount (’000)
Non-recurring items
Non-operating income			55,401
Non-operating expenses excluding provision for impairment loss on fixed assets			-193,226
Tax adjustments for the above items			20,674
Total			-117,151

2.2.2	Income Statement

		RMB’000 (Unaudited)

		The Group		The Company
Item		July to September 2005	July to September 2004	July to September 2005	July to September 2004
1. Income from principal operations		11,757,991	10,348,485	10,748,675	9,103,997
Less:	Cost of sales	11,119,597	8,420,144	10,275,342	7,357,474
	Sales taxes and surcharges	197,824	198,052	197,179	196,838
2. Profit from principal operations (“-” represents losses)		440,570	1,730,289	276,154	1,549,685
Add:	Profit from other operations (“-” represents losses)	15,161	27,955	4,386	7,781
Less:	Selling expenses	128,097	93,160	98,332	67,100
	Administrative expenses	310,571	258,105	255,856	189,465
	Financial expenses	17,932	77,344	12,359	65,139
3. Income from operations (“-” represents losses)		-869	1,329,635	-86,007	1,235,762
Add:	Investment income (“-” represents losses)	114,498	-6,176	160,624	46,092
	Non-operating income	44,635	13,410	37,618	6,987
Less:	Non-operating expenses	38,003	29,783	24,778	27,349
4. Total Profit (“-” represents losses)		120,261	1,307,086	87,457	1,261,492
Less:	Income Tax	2,825	198,691	-10,985	178,945
	Minority interests	18,994	25,848	—	—
5. Net Profit (“-” represents losses)		98,442	1,082,547	98,442	1,082,547

		RMB’000 (Unaudited)

		The Group		The Company
Item		January to September 2005	January to September 2004	January to September 2005	January to September 2004
1. Income from principal operations		33,644,463	28,126,622	31,199,327	24,809,912
Less:	Cost of sales	29,482,173	22,999,561	27,494,360	20,195,713
	Sales taxes and surcharges	575,959	548,305	572,284	541,745
2. Profit from principal operations (“-” represents losses)		3,586,331	4,578,756	3,132,683	4,072,454
Add:	Profit from other operations (“-” represents losses)	83,946	103,946	50,539	41,102
Less:	Selling expenses	324,983	321,764	246,333	240,572
	Administrative expenses	895,709	795,410	741,285	622,310
	Financial expenses	147,272	248,839	124,546	209,357
3. Income from operations (“-” represents losses)		2,302,313	3,316,689	2,071,058	3,041,317
Add:	Investment income (“-” represents losses)	-1,591	9,477	60,119	183,755
	Non-operating income	55,401	28,502	40,352	10,686
Less:	Non-operating expenses	193,226	217,243	119,990	212,097
4. Total Profit (“-” represents losses)		2,162,897	3,137,425	2,051,539	3,023,661
Less:	Income Tax	360,555	456,911	302,577	409,914
	Minority interests	53,380	66,767	—	—
5. Net Profit (“-” represents losses)		1,748,962	2,613,747	1,748,962	2,613,747

2.3	Number of shareholders at the end of the reporting period and top ten holders of listed shares (Non-G Share Company)

Unit: share
Total number of shareholders as at the end of the reporting period	176,727

Top ten shareholders of listed shares
Rank Name	Number of shares listed held at end of the reporting period	Type (A, B, H or others)
HKSCC (Nominees) Ltd.	1,914,278,857	H
HSBC (Nominees) Ltd.	355,906,000	H
Industrial and Commercial Bank of China - Shang Zheng 50 Jiao Yi Xing Kai Fang Shi Index Securities Investment Fund	20,007,515	A
Bank of Communications- Yifangda 50 Index Securities Investment Fund	10,452,435	A
HSBC (Nominees) Ltd.	10,392,000	H
Zhao Xia	7,537,121	A
Shanxi Trust and Investment Corporation Limited	7,239,584	A
China Merchants Bank Co., Ltd. - Zhong Xin Jing Dian Pei Zhi Securities Investment Fund	7,120,000	A
Bank of China - Jing Shun Chang Cheng You Xuan Gu Piao Securities Investment Fund	5,095,838	A
Bank of China - Tongsheng Securities Investment Fund	4,999,999	A

§3	MANAGEMENT DISCUSSION AND ANALYSIS

3.1	Overview and brief analysis of the Group’s operating activities during the reporting period

During January to September 2005, the Group’s production costs increased significantly due to continued upsurge of international crude oil prices. However, there was limited room for increasing product selling prices, in particular for petroleum products, as prices were controlled by the State. As such, there was a great discrepancy of selling prices between the domestic and the international markets, and the domestic refining industry, as a whole, suffered a loss. As a result, the Group’s production operation has been faced with a difficult external environment.

The Group’s income from principal operations during January to September 2005 amounted to RMB33,644 million, an increase of 19.62% as compared to the corresponding period of the previous year. Sales of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products amounted to RMB3,632 million, RMB10,472 million, RMB5,154 million and RMB13,403 million, respectively. The Group’s net profit for the period amounted to RMB1,749 million, a 33.09% decrease as compared to the corresponding period of the previous year.

During January to September 2005, the Group processed 7,120,200 tons (of which 270,000 tons were on sub-contracted basis) crude oil, representing an increase of 4.57% as compared to the corresponding period of the previous year. The Group’s unit cost of crude oil processed amounted to RMB3,087 per ton, an increase of 40.51% as compared to the corresponding period of the previous year. Weighted average selling prices of the Group’s synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products increased by 10.68%, 13.87%, 25.83% and 20.74%, respectively.

3.1.1	Principal operations or products accounted for 10% or more of income from principal operations or profit from principal operations

	RMB’000 (Unaudited)
Segment	Income from principal operations	Cost of sales	Gross profit margin (%)
Synthetic fibres	3,631,888	3,197,088	11.97
Resins and plastics	10,471,616	8,325,082	20.50
Intermediate petrochemicals	5,154,198	3,695,292	28.31
Petroleum products	13,402,788	13,489,866	-0.65
Trading and others	983,973	774,845	21.25
Including: connected transactions	14,044,995	13,198,563	6.03
Price-setting principles of connected transactions	The board of directors of the Group is of the opinion that the above related party transactions were conducted on normal commercial terms or, on terms no less favorable to the Group than terms available to or from independent third parties, and in the ordinary course of business.

3.1.2	Profit breakdown during the reporting period (material changes in the ratios of profit from principal operations, profit from other operations, expenses for the period, investment income, subsidies income and net non-operating expenses to total profit as compared to the previous reporting period and the reasons therefore)

	Ratio to total profit (%)		Reasons for change
	Reporting period (July to September 2005)	Previous reporting period (January to June 2005)
Profit from principal operations	366.34	154.00	With further increase in cost of crude oil processed and stagnant selling prices of major products, the Group’s total profit decreased significantly during the period.
Profit from other operations	12.61	3.37
Expenses for the period	379.67	44.62
Investment income	95.21	-5.68	During the reporting period, the Group’s investment income from Shanghai Secco increased.
Net non-operating expenses	5.51	-7.07	During the reporting period, the Group sold a piece of land located in Cezi Island.

3.1.3	Substantial changes in the profitability (gross profit margin) of the principal operations as compared to the previous reporting period and the reasons therefor

During the reporting period, the Group’s profitability of its principal operations decreased as compared to the previous reporting period mainly due to further increase in costs of crude oil processed and stagnant selling prices of major product, in particular for petroleum products. As prices were controlled by the State, there was a great discrepancy of selling prices between the domestic and the international markets.

3.2	Warning and explanation in respect of the possibility of a substantial decrease in the aggregate net profit of the Group for the year ending 31 December 2005 compared to the year ended 31 December 2004

In view of high crude oil prices and stagnant selling prices of downstream products, which has narrowed the profitability of the Group’s products, the Group’s net profit (calculated in accordance with PRC generally accepted accounting principles) for the year ending 31 December 2005 is expected to decrease by more than 50% as compared to the year ended 31 December 2004. The Group also expects that its net profit (calculated in accordance with Hong Kong generally accepted accounting principles) for the year ending 31 December 2005 will decrease compared to the year ended 31 December 2004.

§4	APPENDIX

Balance Sheet

30th September 2005

RMB’000 (Unaudited)

Item	The Group		The Company
	At the end of the period	At the beginning of the year	At the end of the period	At the beginning of the year
Current assets:
Cash at bank and in hand	1,224,481	1,694,500	751,039	1,163,399
Bills receivable	894,550	1,708,792	681,854	1,556,250
Trade debtors	850,241	602,597	610,586	449,810
Other debtors	578,175	619,281	446,406	729,750
Advance payments	281,023	260,736	219,309	186,284
Inventories	4,378,420	3,727,749	3,802,918	3,216,615
Total current assets	8,206,890	8,613,655	6,512,112	7,302,108

Long-term investments:
Long-term equity investments	2,706,826	2,615,350	4,486,081	4,104,456
Total long-term investments	2,706,826	2,615,350	4,486,081	4,104,456

Fixed assets:
Fixed assets at cost	33,667,357	32,904,209	29,773,018	28,983,520
Less: Accumulated depreciation	17,400,822	16,164,713	15,457,223	14,348,615
Fixed assets net book value	16,266,535	16,739,496	14,315,795	14,634,905
Less: Provision for impairment loss on fixed assets	58,945	58,945	58,945	58,945
Net book value	16,207,590	16,680,551	14,256,850	14,575,960
Construction materials	23,937	20,226	23,937	20,226
Construction in progress	737,468	763,450	665,047	708,089
Total fixed assets	16,968,995	17,464,227	14,945,834	15,304,275

Item	The Group		The Company
	At the end of the period	At the beginning of the year	At the end of the period	At the beginning of the year
Intangible assets and other fixed assets:
Intangible assets	12,328	22,415	12,328	22,415
Total intangible assets and other fixed assets	12,328	22,415	12,328	22,415

Deferred taxation:
Deferred tax assets	41,442	41,442	40,154	40,154

Total assets	27,936,481	28,757,089	25,996,509	26,773,408

Current liabilities:
Short-term loans	2,944,887	3,742,727	2,437,441	3,034,556
Bills payable	87,842	274,000	8,006	94,888
Trade creditors	1,235,738	911,940	793,013	708,151
Receipt in advances	407,473	321,869	369,912	291,540
Wages payable	40,004	63,522	30,113	58,152
Staff welfare payable	81,861	77,798	42,446	35,909
Dividend payable	64,162	—	64,162	—
Taxes payable	79,425	260,111	39,520	228,059
Other creditors	23,334	17,554	15,384	7,226
Other payables	444,823	484,061	337,273	421,971
Accrued expenses	18,498	21,399	17,097	16,839
Current portion of long-term loans	1,587,400	1,257,578	1,470,000	1,114,899
Total current liabilities	7,015,447	7,432,559	5,624,367	6,012,190

Long-term liabilities:
Long-term loans	1,308,576	2,014,614	1,160,899	1,858,937
Other long-term liabilities	25,912	34,551	—	—
Total long-term liabilities	1,334,488	2,049,165	1,160,899	1,858,937

Total liabilities	8,349,935	9,481,724	6,785,266	7,871,127

Minority interests	375,303	373,084	—	—

Shareholder’s equity:
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Net received share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserves	2,856,278	2,856,278	2,856,278	2,856,278
Surplus reserves	4,196,096	4,196,096	4,196,096	4,196,096
Including: public welfare fund	1,457,791	1,375,702	1,457,791	1,375,702
Undistributed profit	4,958,869	4,649,907	4,958,869	4,649,907
Total shareholder’s equity	19,211,243	18,902,281	19,211,243	18,902,281

Total liabilities and shareholder’s equity	27,936,481	28,757,089	25,996,509	26,773,408

Income Statements

RMB’000 (Unaudited)

Item		The Group		The Company
		July to September 2005	July to September 2004	July to September 2005	July to September 2004
1. Income from principal operations		11,757,991	10,348,485	10,748,675	9,103,997
Less:	Cost of sales	11,119,597	8,420,144	10,275,342	7,357,474
	Sales taxes & surcharge	197,824	198,052	197,179	196,838
2. Profit from principal operations (“-” represents losses)		440,570	1,730,289	276,154	1,549,685
Add:	Profit from other operations (“-” represents losses)	15,161	27,955	4,386	7,781
Less: Selling expenses		128,097	93,160	98,332	67,100
Administrative expenses		310,571	258,105	255,856	189,465
Financial expenses		17,932	77,344	12,359	65,139
3. Income from operations (“-” represents losses)		-869	1,329,635	-86,007	1,235,762
Add:	Investment income	114,498	-6,176	160,624	46,092
	Non-operating income	44,635	13,410	37,618	6,987
Less:	Non-operating expenses	38,003	29,783	24,778	27,349
4. Total profit (“-” represents losses)		120,261	1,307,086	87,457	1,261,492
Less:	Income tax	2,825	198,691	-10,985	178,945
	Minority interests	18,994	25,848	—	—
5. Net profit (“-” represents losses)		98,442	1,082,547	98,442	1,082,547

RMB’000 (Unaudited)

Item		The Group		The Company
		January to September 2005	January to September 2004	January to September 2005	January to September 2005
1. Income from principal operations		33,644,463	28,126,622	31,199,327	24,809,912
Less:	Cost of sales	29,482,173	22,999,561	27,494,360	20,195,713
	Sales taxes & surcharge	575,959	548,305	572,284	541,745
2. Profit from principal operations (“-” represents losses)		3,586,331	4,578,756	3,132,683	4,072,454
Add:	Profit from other operations (“-” represents losses)	83,946	103,946	50,539	41,102
Less:	Selling expenses	324,983	321,764	246,333	240,572
	Administrative expenses	895,709	795,410	741,285	622,310
	Financial expenses	147,272	248,839	124,546	209,357
3. Income from operations (“-” represents losses)		2,302,313	3,316,689	2,071,058	3,041,317
Add:	Investment income	-1,591	9,477	60,119	183,755
	Non-operating income	55,401	28,502	40,352	10,686
Less:	Non-operating expenses	193,226	217,243	119,990	212,097
4. Total profit (“-” represents losses)		2,162,897	3,137,425	2,051,539	3,023,661
Less:	Income tax	360,555	456,911	302,577	409,914
	Minority interests	53,380	66,767	—	—
5. Net profit (“-” represents losses)		1,748,962	2,613,747	1,748,962	2,613,747
Add:	Retained earnings at the beginning of the year	4,649,907	2,048,896	4,649,907	2,048,896
6. Distributable profit		6,398,869	4,662,643	6,398,869	4,662,643
7. Profit distributable to shareholders		6,398,869	4,662,643	6,398,869	4,662,643
Ordinary shares dividends payable		1,440,000	576,000	1,440,000	576,000
8. Retained earnings		4,958,869	4,086,643	4,958,869	4,086,643

Cash Flow Statement

January to September 2005

RMB’000 (Unaudited)

Item
	The Group	The Company
1. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	41,325,716	37,791,704
Refund of taxes and levies	5,438	—
Other cash received relating to operating activities	7,206	1,857
Sub-total of cash inflows	41,338,360	37,793,561

Cash paid for goods and services	-35,369,160	-32,609,010
Cash paid to and on behalf of employees	-989,307	-642,716
Income tax paid	-432,282	-386,014
Taxed paid other than income tax	-593,788	-588,299
Other cash paid relating to operating activities	-805,045	-415,251
Sub-total of cash outflows	-38,189,582	-34,641,290

Net cash flows from operating activities	3,148,778	3,152,271

2. Cash flows from investing activities:
Cash received from disposal of investments	25,576	—
Maturity of time deposits with financial institutions	4,000	—
Cash received from investment income	81,640	160,767
Cash received from disposal of fixed assets, intangible assets and other long-term fixed assets	110,634	100,601
Other cash received relating to investing activities	30,375	25,038
Sub-total of cash inflows	252,225	286,406

Cash paid for acquisition of fixed assets, intangible assets and other long-term fixed assets	-827,498	-821,998
Cash paid for purchase of investments	-200,283	-511,378
Sub-total of cash outflows	-1,027,781	-1,333,376

Net cash flows from investing activities	-775,556	-1,046,970

3. Cash flows from financing activities:
Proceeds from borrowings	6,599,543	5,827,417
Sub-total of cash inflows	6,599,543	5,827,417

Repayment of borrowings	-7,773,599	-6,767,469
Cash paid for dividends, profits distribution and interest	-1,664,302	-1,576,726
Sub-total of cash outflows	-9,437,901	-8,344,195

Net cash flows from financing activities	-2,838,358	-2,516,778

4. Effect of foreign exchange rate changes	-883	-883

5. Net decrease in cash and cash equivalents	-466,019	-412,360

Supplementary Information

1. Reconciliation of net profit to cash flow from operating activities:
Net profit	1,748,962	1,748,962
Add: minority interests	53,380	—
Depreciation	1,289,982	1,145,631
Amortization of intangible assets	10,087	10,087
Loss on disposal of fixed assets	-34,056	-34,921
Provision for bad debts	1,978	—
Financial expenses	204,027	176,108
Investment losses / (income)	1,591	-60,119
Decrease in inventories (Less: Increase)	-650,671	-586,303
Decrease in operating receivables (Less: Increase)	585,439	962,055
Increase in operating payables (Less: Decrease)	-61,941	-209,229
Net cash flows from operating activities	3,148,778	3,152,271
2. Net decrease in cash and cash equivalents:
Cash and cash equivalents at the end of the period	1,224,481	751,039
Less: cash and cash equivalents at the beginning of the period	1,690,500	1,163,399
Net decrease in cash and cash equivalents	-466,019	-412,360

By order of the Board Rong Guangdao Chairman

Shanghai, 27 October 2005

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces 2005 Third Quarterly Results

Net Profit Amounted to RMB1,749 Million

Hong Kong, October 27, 2005 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx: 338; SSE: 600688; NYSE: SHI) announced today the unaudited operating results of the Company and its subsidiaries (the “Group”) for the nine-month period ended September 30, 2005 (the “Period”). In accordance with PRC Accounting Standards, during the Period, the Group’s income from principal operations amounted to RMB33,644 million, an increase of 19.62% as compared to the corresponding period of the previous year. Net profit amounted to RMB1,749 million, a decrease of 33.09% as compared to the corresponding period of the previous year.

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “During January to September 2005, although the Group’s income from principal operations increased as compare to the corresponding period of the previous year, due to continued upsurge of international crude oil prices, the Group’s production costs also increased significantly. In addition, there was limited room for increasing product selling prices, in particular for petroleum products, as prices were controlled by the State, there was a great discrepancy of selling prices between the domestic and the international markets. As a result, the profitability of the Group’s principal operations was much affected.”

During the Period, the Group’s sales of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products amounted to RMB3,632 million, RMB10,472 million, RMB5,154 million and RMB13,403 million, respectively. The consolidated average selling prices for the above products increased by 10.68%, 13.87%, 25.83% and 20.74%, respectively.

During the Period, the Group processed 7,120,200 tons (of which 270,000 tons were on sub-contracted basis) of crude oil, representing an increase of 4.57% as compared to the corresponding period of the previous year. With the effect of increased crude oil prices, the Group’s unit cost of crude oil processed also increased by 40.51% to RMB3,087 per ton.

Shanghai Petrochemical Announces 2005 Third Quarterly Results …p.2

Looking ahead, Mr. Rong said, “While facing with a difficult external environment, the Group will closely monitor market developments, make timely adjustments to its sales strategies, strengthen internal management, improve operation efficiency and speed up the expansion work of its facilities in order to increase the economies of scale and reduce production costs.”

Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to make a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of products in synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum categories.

***

This press release contains statements of a forward-looking nature. These statements are made under the safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government’s macro-economic control measures to curb over-heating; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; not be able to raise its prices accordingly which would adversely affect the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

– End –

Encl: Consolidated Income Statement (Unaudited)

For further information, please contact:

Ms. Sally Wong / Ms. Sharon Wong

Rikes Communications Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

Shanghai Petrochemical Announces 2005 Third Quarterly Results …p.3

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement (unaudited)

(Prepared under PRC Accounting Rules and Regulations)

		For the nine-month periods ended 30 September
		2005	2004
		RMB’000	RMB’000
Income from principal operations		33,644,463	28,126,622
Less:	Cost of sales	(29,482,173)	(22,999,561)
	Sales taxes and surcharges	(575,959)	(548,305)

Profit from principal operations		3,586,331	4,578,756
Add:	Profit from other operations	83,946	103,946
Less:	Selling expenses	(324,983)	(321,764)
	Administrative expenses	(895,709)	(795,410)
	Financial expenses	(147,272)	(248,839)

Profit from operations		2,302,318	3,316,689
Add:	Investment (loss) / income	(1,591)	9,477
	Non-operating income	55,401	28,502
Less:	Non-operating expenses	(193,226)	(217,243)

Total profit		2,162,897	3,137,425
Less:	Income tax	(360,555)	(456,911)
	Minority interests	(53,380)	(66,767)

Net profit		1,748,962	2,613,747

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the 4th Meeting of the Fifth Session of the Board of Directors

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and severally and jointly accept full responsibility for any false statements, misleading representations or material omissions in this announcement.

The directors were informed on the convening of the 4th meeting of the fifth session of the board of directors of the Company (the “Meeting”) via facsimile and mail on 13 October 2005. The Meeting was held on 27 October 2005 by means of correspondence. Of the 12 directors entitled to attend the Meeting, 12 of them attended the Meeting. The Meeting complied with the requirements of the PRC Company Law and the articles of association of the Company. Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolution:

Resolution The authorization given to the secretary to the board of directors to submit the 2005 third quarterly report to The Stock Exchange of Hong Kong Limited, the Shanghai Stock Exchange and the New York Stock Exchange; the announcement of the third quarterly report after 4:00 p.m. on 27 October 2005; and the publication of the report in designated newspapers of Hong Kong and Shanghai on 28 October 2005 were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);

In view of high crude oil prices and stagnant selling prices of downstream products, which has narrowed the profitability of the Group’s products, the Group’s net profit (calculated in accordance with PRC generally accepted accounting principles) for the year ending 31 December 2005 is expected to decrease by more than 50% as compared to the year ended 31 December 2004. The Group also expects that its net profit (calculated in accordance with Hong Kong generally accepted accounting principles) for the year ending 31 December 2005 will decrease compared to the year ended 31 December 2004.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 27 October 2005

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.